Credit Suisse Institutional Fund Inc. - Small Cap Growth Portfolio

Obtaining control of Credit Suisse Institutional Fund Inc. - Small Cap Growth Portfolio:

As of October 31, 2003, WILLIAM H HARRIS JOHANNA A HARRIS TTEES
THE WILLIAM H HARRIS FOUNDATION ("Shareholder") owned less than
25% of the outstanding shares of the Fund. As of October 31, 2004, Shareholder owned 14,945.227 shares of the Fund, which represented 97.67% of the outstanding shares of the Fund. As a result of NORTHERN TRUST CO CUST FBO GAYLORD & DOROTHY DONNELLEY FOUNDATION (the only other "Shareholder" beneficially owning more than 25% of the Fund) redeeming shares WILLIAM H HARRIS JOHANNA A HARRIS TTEES THE WILLIAM H HARRIS FOUNDATION beneficially owned more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund.


Ceasing control of Credit Suisse Institutional Fund Inc. - Small
Cap Growth Portfolio:

As of October 31, 2003, NORTHERN TRUST CO CUST FBO GAYLORD & DOROTHY DONNELLEY FOUNDATION ("Shareholder") owned 975,351.590 shares of the Fund, which represented 35.59% of the outstanding shares of the Fund. As of October 31, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 1,106,930.537 shares on March 16, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.